Mail Stop 4561

September 28, 2006

Charles B. Lebovitz
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-12494**

Dear Mr. Lebovitz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

1.   We note that you adjusted for the minority interest in earnings of the operating partnership. Please explain your basis for this adjustment and tell us how you have determined that this measure is comparable to net income which is calculated after an allocation of income to minority unitholders. To the extent your determination of FFO differs from the NAREIT definition, such as one that is calculated to exclude the effects of minority interest, please revise your reference to the measure accordingly.

2.   Tell us what adjustments you are making to FFO in order to arrive at "FFO
        applicable to our shareholders". Additionally, tell us what consideration you have
        given to disclosing this information in your filing.

Financial Statements and Notes

Note 5 – Joint Ventures, page 83

3.   Reference is made to the first two paragraphs on page 85. We note that the
        company accounts for its 50% interest in the Triangle Town Member LLC joint
        venture using the equity method. Given that the company is required to fund any
        additional equity necessary for capital expenditures, including future development
        or expansion of the property, and any operating deficits of the joint venture,
        please tell us how considered FIN 46(R) in determining whether this joint venture
        should be consolidated in the company's financial statements.

Exhibits 32.1 and 32.2

4.   We note that the company's Certifications Pursuant to 18 U.S.C. Section 1350, as
        Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, refers to
        your Form 10-K for the year ended December 31, 2004. Please file a revised
        certification that refers to your Form 10-K for the year ended December 31, 2005.

Form 10-Q for the period ending March 31, 2006

Financial Statements and Notes

Note 9 – Share-Based Compensation, page 11

5.   We note that the Black –Scholes option pricing model is used to determine the
        fair value of the stock options. Please tell us and disclose in future filings the
        significant assumptions used in estimating the fair value. Reference is made to
        paragraph A240 of SFAS 123(R).

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant